Exhibit 15.1

FOR IMMEDIATE RELEASE

Editorial Contacts:

Joe Greenhalgh, Director, Investor Relations – USA (510) 713-4430

Garreth Hayes, Public Relations Manager – Europe +41-(0) 21-863-5111

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Reports Record Q2 Results

Q2 Sales up 12 Percent at $330 Million; Operating Income up 8 Percent at $29.6 Million;

Net Income up 23 Percent at $26 Million

FREMONT, Calif., Oct. 20, 2004 and ROMANEL-SUR-MORGES, Switzerland, Oct. 21, 2004 — Logitech International (SWX: LOGN) (Nasdaq: LOGI) today reported record Q2 sales and profits, crediting robust retail sales. For Logitech’s second fiscal quarter, ended September 30, 2004, sales were $330 million, up 12 percent from $294 million in the same quarter last year. Gross margin was 33.2 percent, up from 31.5 percent a year ago. Operating income was $29.6 million, up 8 percent from $27.4 million last year, reflecting a 23 percent planned increase in operating expenses. Net income for the quarter was $26 million ($.54 per share), up 23 percent from $21.2 million ($.44 per share) in the prior year.

Logitech’s retail sales were up 22 percent over Q2 last year, driven by vigorous sales of cordless mice and cordless desktops, gaming peripherals for PCs and consoles, and webcams. As anticipated, Logitech’s OEM sales declined significantly, down 24 percent compared to the same quarter last year, which was part of a multi-quarter spike in sales to Sony of console gaming peripherals.

Highlights for Logitech’s second fiscal quarter of 2005 include:

•	Retail sales of cordless products increased by 38 percent. Sales performance of cordless mice, a subset of this category, was at an all-time high, boosted by the introduction this quarter of the award-winning Logitech® MX™1000 Laser Cordless Mouse, the world’s first mouse to use laser illumination and tracking for new levels of responsiveness and accuracy.

•	Retail sales of interactive entertainment products increased by 53 percent, largely due to increased sales of cordless gamepads for the PlayStation®2 and Xbox® consoles.

•	Retail sales of Logitech’s video products increased by 31 percent over the same quarter last year.

•	During Q2, Logitech significantly enhanced its product lineup for the 2004 holiday season. New products include: cordless mice that feature groundbreaking innovations in tracking performance and digital media control; a complete line of cordless desktops that offer bold new levels of style and control for digital media and ergonomic enhancements; high-end and mid-range multimedia speaker systems; a Bluetooth® mobile-phone headset that filters out wind noise; enhancements to the Harmony® line of advanced universal remote controls; the io™2 Digital Writing System, which features a sleeker, slimmer pen; and an affordable webcam with a striking new look.

•	During Q2, Logitech repurchased 1,283,700 of its shares for a total of 73.5 million Swiss francs ($57.6 million), as part of its 250 million Swiss francs (approximately $200 million) share buyback program. The Company now owns 8.8 percent of its shares. Logitech’s board of directors has authorized the Company to exceed 10 percent ownership of its shares under this program through repurchases on a second trading line on the SWX Swiss Exchange. Implementation of the second trading line is subject to approval by the Swiss regulatory authorities.

“Q2 was a solid quarter that keeps Logitech on track to meet our goals for the year,” said Guerrino De Luca, Logitech’s president and chief executive officer. “Our very strong retail sales, which more than offset our anticipated decline in OEM sales, enabled continued profit growth, even as we pursued our stated strategy to invest in marketing, product development, and infrastructure to accelerate our future growth.

“Our 166 basis-point improvement in gross margin, year over year, would have been even higher had it not been for the extra costs associated with the successful introduction and phase-in of a large number of new retail products during the quarter. This transition now completed, we anticipate that our gross margin in the second half of FY 2005 will be higher than in the second half of FY 2004.

“We’re entering the holiday season with Logitech’s best-ever lineup of products, many of which were introduced during the latter part of the quarter and are now on retail shelves. Based on the enthusiasm we’ve seen for our product portfolio, as evidenced by a retail order-backlog that was nearly twice as high at the start of our third quarter as it was one year earlier, we expect the second half of the year to demonstrate strong retail sales, while we expect a significant decline in OEM sales. Pursuing our strategic move to invest in marketing, product development and infrastructure, we plan to increase our operating expenses by as much as $25 - $30 million over the second half of FY 2004.”

For the full Fiscal Year 2005, ending March 31, 2005, the Company reaffirmed its targets for 11 percent growth in revenue and 15 percent growth in operating income, year over year.

Logitech will hold an earnings teleconference on October 21, 2004 at 7:30 a.m. Eastern Daylight Time/13:30 Central European Time to discuss these results. In addition, a live webcast and replay of the teleconference, including presentation slides, will be available on the Logitech corporate Web site at www.logitech.com/investors. Please visit the Web site at least 10 minutes early to register for the teleconference webcast.

About Logitech

Founded in 1981, Logitech designs, manufactures and markets personal peripherals that enable people to effectively work, play, and communicate in the digital world. Logitech International is a Swiss public company traded on the Swiss Stock Exchange (LOGN) and in the U.S. on the Nasdaq National Market System (LOGI). The company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

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This press release contains forward-looking statements, including the statements regarding expected gross margin, retail and OEM sales and operating expenses in the second half of Fiscal Year 2005, and revenue and operating income targets for Fiscal Year 2005. These forward-looking statements involve risks and uncertainties that could cause Logitech’s actual performance to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include the timing of new product introductions by Logitech and its competitors and their acceptance by the market, our gross margin varying from expectations based on changes in revenue levels, product mix and pricing, and unit costs; our ability to match production to demand and to coordinate the worldwide manufacturing and distribution of our products in a timely and cost-effective manner, general economic and political conditions, the effect of fluctuations in exchange rates, as well as generally those additional factors set forth in our periodic filings with the SEC, available at www.sec.gov, including our Report on Form 6-K for the quarter ended June 30, 2004. Logitech does not undertake to update any forward-looking statements.

Logitech, the Logitech logo and other Logitech marks are owned by Logitech and may be registered. All other trademarks are the property of their respective owners. For more information about Logitech and its products, visit the Company’s Web site at www.logitech.com.

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share / ADS) - Unaudited

	Quarter Ended September 30
CONSOLIDATED STATEMENTS OF INCOME	2004	2003
Net sales	$329,568	$293,593
Cost of goods sold	220,299	201,131

Gross profit	109,269	92,462

% of net sales	33.2%	31.5%

Operating expenses :
Marketing and selling	49,233	39,483
Research and development	17,503	14,541
General and administration	12,986	11,019

Total operating expenses	79,722	65,043

Operating income	29,547	27,419

Interest expense, net	(225)	(1,104)
Other income, net	1,253	190

Income before income taxes	30,575	26,505
Provision for income taxes	4,586	5,301

Net income	$25,989	$21,204

Shares used to compute net income per share and ADS:
Basic	44,112	45,669
Diluted	49,219	50,093
Net income per share and ADS:
Basic	$0.59	$0.46
Diluted	$0.54	$0.44

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share / ADS) - Unaudited

	Six Months Ended September 30
CONSOLIDATED STATEMENTS OF INCOME	2004	2003
Net sales	$596,162	$511,785
Cost of goods sold	396,027	358,685

Gross profit	200,135	153,100

% of net sales	33.6%	29.9%

Operating expenses :
Marketing and selling	88,802	67,515
Research and development	34,182	29,136
General and administration	26,028	21,177

Total operating expenses	149,012	117,828

Operating income	51,123	35,272

Interest expense, net	(515)	(1,353)
Other income (expense), net	2,149	(293)

Income before income taxes	52,757	33,626
Provision for income taxes	7,913	6,725

Net income	$44,844	$26,901

Shares used to compute net income per share and ADS:
Basic	44,474	45,706
Diluted	49,647	50,411
Net income per share and ADS:
Basic	$1.01	$0.59
Diluted	$0.93	$0.56

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

CONSOLIDATED BALANCE SHEETS	September 30, 2004	March 31, 2004	September 30, 2003
Current assets
Cash and cash equivalents	$193,477	$294,753	$196,904
Accounts receivable	214,858	206,187	216,766
Inventories	194,665	135,561	133,388
Other current assets	44,210	45,304	38,564

Total current assets	647,210	681,805	585,622
Investments	16,754	16,172	16,137
Property, plant and equipment	43,661	37,308	37,842
Intangible assets
Goodwill	133,630	108,615	108,615
Other intangible assets	19,122	12,543	15,116
Other assets	3,554	9,473	7,595

Total assets	$863,931	$865,916	$770,927

Current liabilities
Short-term debt	$9,595	$14,129	$10,340
Accounts payable	160,742	143,016	160,076
Accrued liabilities	130,580	113,752	103,919

Total current liabilities	300,917	270,897	274,335
Long-term debt	140,771	137,008	132,960
Other liabilities	883	931	3,539

Total liabilities	442,571	408,836	410,834

Shareholders’ equity	421,360	457,080	360,093

Total liabilities and shareholders’ equity	$863,931	$865,916	$770,927

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

	Quarter Ended September 30		Six Months Ended September 30
SUPPLEMENTAL FINANCIAL INFORMATION	2004	2003	2004	2003
Depreciation	$6,240	$6,762	$12,156	$12,623
Amortization of other acquisition-related intangibles	1,585	1,295	2,981	2,672
Operating income	29,547	27,419	51,123	35,272
Operating income before depreciation and amortization	37,372	35,476	66,260	50,567
Capital expenditures	7,737	5,031	18,328	11,804

Net sales by channel:
Retail	$284,924	$234,478	$508,395	$404,303
OEM	44,644	59,115	87,767	107,482

Total net sales	$329,568	$293,593	$596,162	$511,785

Net sales by product family:
Retail - Cordless	$100,970	$73,091	$177,650	$128,448
Retail - Corded	71,632	77,034	129,201	136,478
Retail - Video	47,984	36,607	93,879	58,422
Retail - Audio	33,107	28,224	54,606	47,731
Retail - Gaming	24,935	16,261	41,184	24,436
Retail - Other	6,296	3,261	11,875	8,788
OEM	44,644	59,115	87,767	107,482

Total net sales	$329,568	$293,593	$596,162	$511,785